December 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Morgan Youngwood
Division of Corporation Finance

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012 (the “Form 10-Q”)
File No. 001-33368
Request for Extension of Response Time

Dear Mr. Youngwood:

Glu Mobile Inc. (the “Company”) is in receipt of a comment letter dated December 14, 2012 from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K and the Form 10-Q (the “Letter”). In the Letter, the Commission has requested that the Company respond to the Staff’s comments within ten business days, or by December 31, 2012. As we have discussed by telephone, the Company would have difficulty responding to the Letter in the timeframe requested by the Commission due to the holiday season and the shutdown of the Company for the year after December 21st. Accordingly, the Company hereby requests that the Commission grant it an extension to respond to the Staff’s comments contained in the Letter until Tuesday, January 15, 2012, which is an additional 10 business days from the deadline set forth in the Letter.

Should you have any questions regarding this matter, please contact me at (415) 800-6167.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner

Scott J. Leichtner

Vice President and General Counsel

cc:	Niccolo M. de Masi (Glu Mobile Inc.)
Eric R. Ludwig (Glu Mobile Inc.)